UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       AMERICAN RADIO SYSTEMS CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   029161 10 6
                                 (CUSIP Number)

                                 Steven B. Dodge
                       American Radio Systems Corporation
                              116 Huntington Avenue
                           Boston, Massachusetts 02116
                                 (617) 375-7500
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 8, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------             -------------------------------
CUSIP No. 029161 10 6                                       Page 2 of 10 Pages
------------------------------------             -------------------------------



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven B. Dodge
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                (b) |X|

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------
                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES                           2,037,114 - Class B;
       BENEFICIALLY                        78,500 - Class A;
         OWNED BY                          See Items 3 and 5(a).
          EACH              ----------------------------------------------------
        REPORTING             8            SHARED VOTING POWER
         PERSON
          WITH                             -0-
                            ----------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           2,037,114  - Class B;
                                           78,500 - Class A;
                                           See Items 3 and 5(a).
                            ----------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,037,114 - Class B; 78,500 - Class A; See Items 3 and 5(a).
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*      |X|
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.7%  See Item 5(a)
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------               -----------------------------
CUSIP No. 029161 10 6                                        Page 3 of 10 Pages
------------------------------------               -----------------------------



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Anne N. Dodge
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              7           SOLE VOTING POWER
         NUMBER OF
          SHARES                          20,832 shares of Class B Common Stock;
       BENEFICIALLY                       13,050 shares of Class A Common Stock
         OWNED BY                          - See Items 3 and 5(a).
           EACH             ----------------------------------------------------
         REPORTING            8           SHARED VOTING POWER
          PERSON
           WITH                           -0-
                            ----------------------------------------------------
                              9           SOLE DISPOSITIVE POWER

                                          20,832 shares of Class B Common Stock;
                                          13,050 shares of Class A Common Stock
                                          - See Items 3 and 5(a).
                            ----------------------------------------------------
                              10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,832 shares of Class B Common Stock; 13,050 shares of Class A Common Stock - See Items 3 and 5(a).
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                            |X|

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%  See Item 5(a).
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN;
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------                   -------------------------
CUSIP No. 029161 10 6                                        Page 4 of 10 Pages
------------------------------------                   -------------------------



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven B. Dodge Irrevocable Trust for Benefit of Benjamin P. Dodge
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES                           6,944 shares of Class B Common Stock;
       BENEFICIALLY                        3,350 shares of Class A Common Stock
         OWNED BY                          - See Items 3 and 5(a).
           EACH             ----------------------------------------------------
         REPORTING            8            SHARED VOTING POWER
          PERSON
           WITH                            -0-
                            ----------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           6,944 shares of Class B Common Stock;
                                           3,350  shares of Class A Common Stock
                                           - See Items 3 and 5(a).
                            ----------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,944 shares of Class B Common Stock; 3,350 shares of Class A Common Stock - See Items 3 and 5(a).
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                           |X|


--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 0.1%  See Item 5(a)
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO - Trust
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------                   -------------------------
CUSIP No. 029161 10 6                                       Page 5 of 10 Pages
------------------------------------                   -------------------------



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven B. Dodge Irrevocable Trust for Benefit of Kristen A. Dodge
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES                           6,944 shares of Class B Common Stock;
       BENEFICIALLY                        3,350 shares of Class A Common Stock
         OWNED BY                          - See Items 3 and 5(a).
           EACH             ----------------------------------------------------
         REPORTING            8            SHARED VOTING POWER
          PERSON
           WITH                            -0-
                            ----------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           6,944 shares of Class B Common Stock;
                                           3,350  shares of Class A Common Stock
                                           - See Items 3 and 5(a).
                            ----------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,944 shares of Class B Common Stock; 3,350 shares of Class A Common Stock - See Items 3 and 5(a).
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                           |X|


--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less then 0.1% See Item 5(a).
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO - Trust
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------                   -------------------------
CUSIP No. 029161 10 6                                      Page 6 of 10 Pages
------------------------------------                   -------------------------



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Steven B. Dodge Irrevocable Trust for Benefit of Thomas S. Dodge
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              7            SOLE VOTING POWER
         NUMBER OF
          SHARES                           6,944 shares of Class B Common Stock;
       BENEFICIALLY                        3,350 shares of Class A Common Stock
         OWNED BY                          - See Items 3 and 5(a).
           EACH             ----------------------------------------------------
         REPORTING            8            SHARED VOTING POWER
          PERSON
           WITH                            -0-
                            ----------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           6,944 shares of Class B Common Stock;
                                           3,350  shares of Class A Common Stock
                                           - See Items 3 and 5(a).
                            ----------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,944 shares of Class B Common Stock; 3,350 shares of Class A Common Stock - See Items 3 and 5(a).
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                           |X|

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less then 0.1% See Item 5(a).
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO - Trust
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------------                   -------------------------
CUSIP No. 029161 10 6                                       Page 7 of 10 Pages
------------------------------------                   -------------------------




Item 1.  Security and issuer.

         This statement relates to shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of American Radio Systems Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 116 Huntington Avenue, Boston, Massachusetts 02116.


Item 2.  Identity and background.

         This statement is filed pursuant to Reg. ss.13(d)-1(f)(1) by Steven B. Dodge and Anne N. Dodge, husband and wife. Anne N. Dodge is also filing as trustee of three irrevocable trusts, each established by Steven B. Dodge, for the benefit respectively of their children Benjamin P. Dodge, Kristen A. Dodge and Thomas S. Dodge, and pursuant to an agreement, a copy of which is filed as Exhibit A to this Schedule 13D, among Steven B. Dodge, Anne N. Dodge, and Anne
N. Dodge, as trustee. None of the reporting persons hereby affirms the existence of a "group" (within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended).

         The residence address of Steven B. Dodge and Anne N. Dodge is Blueberry Hill, Manchester, Massachusetts 01944.

         Mr. Dodge is Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer, 116 Huntington Avenue, Boston, Massachusetts 02116.

         During the last five years,  neither Mr. Dodge nor Mrs.  Dodge has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and amount of funds or other consideration.

         On November 8, 1996, Mr. Dodge bought 10,000 shares of Class A Common Stock (6,000 of which he purchased at $27.00 and 4,000 of which he purchased at $26.88) with personal funds.

                                  SCHEDULE 13D

------------------------------------                  --------------------------
CUSIP No. 029161 10 6                                       Page 8 of 10 Pages
------------------------------------                  --------------------------



Item 4.  Purpose of transaction.

         Mr. Dodge, Mrs. Dodge and the trusts have acquired their shares for investment purposes. Except as noted below, none of such persons has any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (except as provided below);

         (b) An   extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries (except as provided below);

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including and plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except as provided below);

         (e) Any material change in the present capitalization or dividend policy of the Issuer (except as provided below);

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes  in   the   Issuer's   charter,   bylaws   or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (except as provided below);


         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

         (j) Any action similar to any of those enumerated above.

The reporting persons, as shareholders of American, currently intend to vote in favor of all of the matters to be brought before a Special Meeting of Shareholders of American on December 17, 1996. Such matters relate to the proposed merger of EZ Communications, Inc. ("EZ") into American or a subsidiary thereof (the "EZ Merger") pursuant to the Agreement and Plan of Merger dated as of August 5, 1996, as amended and restated as of September 27, 1996 (the "Merger Agreement"). Mr. Dodge, as Chairman of the Board of Directors, has agreed to vote in favor of the Merger Agreement and currently intends to continue, in such capacity, to vote on matters related thereto which may arise. Pursuant to the Merger Agreement: (i) shareholders of EZ will receive $11.75 and .9 shares of Class A Common Stock for each share of EZ Common Stock which they hold; (ii) the principal shareholders of EZ, Alan Box and Arthur Kellar, will become directors of American and (iii) the number of shares of Class A Common Stock outstanding will increase materially. In connection with the EZ Merger, American also seeks to amend its Restated Certificate of Incorporation to increase the total number of authorized shares of Preferred Stock from 1,000,000 to 10,000,000 and to increase the total number of authorized shares of Class A Common Stock and Class B Common Stock from 25,000,000 and 10,000,000 to 100,000,000 and 15,000,000,
respectively.

Mr. Dodge, Mrs. Dodge and the trusts may, from time to time, purchase or sell shares of Class A Common Stock in the open market or in privately negotiated transactions. Mr. Dodge intends, in his capacity as Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer, to pursue, from time to time, on behalf of the Issuer, transactions of a nature which may fall within items (b), (c), (d), (e), (f), (g) and (j) above when he considers such transactions to be in the best interest of the Issuer and its stockholders.

                                  SCHEDULE 13D

------------------------------------                ----------------------------
CUSIP No. 029161 10 6                                       Page 9 of 10 Pages
------------------------------------                ----------------------------



Item 5.  Interest in securities of the issuer.

         (a) Mr. Dodge owns an aggregate of 2,037,114 shares of Class B Common Stock, 78,500 shares of Class A Common Stock, and options to acquire 190,000 shares of Class B Common Stock, 60,000 of which are exercisable within sixty days of the date hereof. Such ownership represents 44.2% of the Class B Common Stock outstanding, 11% of the aggregate number of shares of Common Stock outstanding and 33.7% of the voting power of all shares of Common Stock outstanding. If Mr. Dodge were to convert all of his Class B Common Stock into Class A Common Stock, he would own 12.7% of the Class A Common Stock. Mrs. Dodge owns 3,000 shares of Class A Common Stock, and each of the trusts owns 3,350 shares of Class A Common Stock and 6,944 shares of Class B common Stock. In the aggregate, the reporting persons own 2,057,946 shares of Class B Common Stock and 91,550 shares of Class A Common Stock, representing 44.6% of the Class B Common Stock, 11.2% of the aggregate number of shares of Common Stock outstanding, and 34% of the voting power of all shares of Common Stock outstanding. If all such persons were to convert all of their shares of Class B Common Stock into Class A Common Stock, they would own, in the aggregate, 12.9% of the Class A Common Stock. Each of Mr. Dodge and Mrs. Dodge disclaims, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, any beneficial ownership in the shares owned by each other and the trusts.

         (b) Mr. Dodge has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, all shares owned by him and Mrs. Dodge has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, all shares owned by her and the trusts.

         (c) On September 18, 1996, Mr. Dodge transferred as a gift 6,500 shares of Class A Common Stock.

         In February 1996, American and certain selling stockholders consummated an Offering of 5,514,707 shares (including 501,337 shares pursuant to the Underwriters' over-allotment option) of Class A Common Stock at $27.00 per share ($25.65 per share net of underwriting discounts and commissions). In July 1996, American consummated a merger with Henry Broadcasting Company ("HBC") pursuant to which HBC merged with and into American and American issued 1,879,034 shares of Class A Common Stock as a portion of the consideration for the transaction.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Not applicable.

Item 7.  Material to be filed as exhibits.

         The Joint Filing Agreement which is Exhibit A to the filer's Schedule 13D filed with the Commission on June 23, 1995 is hereby incorporated by reference herein.

                                  SCHEDULE 13D

------------------------------------                ----------------------------
CUSIP No. 029161 10 6                                      Page 10 of 10 Pages
------------------------------------                ----------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 18, 1995            Steven B.  Dodge,  for himself and on behalf
                                    of Anne N. Dodge, Anne N. Dodge, trustee of the Steven B. Dodge Irrevocable Trusts for the benefit of Benjamin P. Dodge, Kristen A.
                                    Dodge and Thomas S. Dodge, respectively

                                    /s/ Steven B. Dodge
                                    ---------------------------------------
                                    Steven B. Dodge